UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 10, 2014

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 10, 2014, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's October 2014 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued November 10, 2014:
           McDonald's Reports Global Comparable Sales For October

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: November 12, 2014   By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued November 10, 2014:
McDonald's Reports Global Comparable Sales For October

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

11/10/14

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR OCTOBER

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 0.5% in October. Performance by segment was as follows:

- **U.S. down 1.0%**
- **Europe down 0.7%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 4.2%**

"Today's consumers increasingly prefer customizable food options, dining in a contemporary, inviting atmosphere and using more convenient ways to order and pay for their meals," said McDonald's President and Chief Executive Officer Don Thompson. "At McDonald's, we are diligently working to bring these elements of the customer experience to life through McDonald's Experience of the Future. Although October results reflect our current business challenges, we are moving with a sense of urgency to improve the trajectory of our financial performance while taking the actions necessary to pursue the Brand's long-term potential."

In October, U.S. comparable sales decreased 1.0% amid strong competitive activity. To restore business momentum, the U.S. is revamping its marketing approach, simplifying the menu and creating a new organizational structure. These initiatives are designed to better address consumer preferences and the competitive dynamics of the local markets in which we compete by bringing decision making closer to our customers.

Europe's comparable sales decreased 0.7% in October as solid performance in the U.K. was more than offset by very weak results in Russia due to factors related to the operating environment, including temporary restaurant closures. These factors, along with the significant weakening of the euro and Russian ruble, negatively impacted the segment's reported systemwide sales.

In October, APMEA's comparable sales decreased 4.2%, reflecting the ongoing impact of the supplier issue on performance in Japan and China, partly offset by strong performance in Australia. The markets affected by the supplier issue are actively executing multi-faceted initiatives to restore customer trust in the McDonald's brand while the broader APMEA segment is pursuing long-term opportunities to drive customer traffic and loyalty with unique menu, affordability and convenience options.

Strong comparable sales in McDonald's Other Countries & Corporate segment, which includes Canada and Latin America, contributed positively to the Company's global comparable sales performance for the month.

Systemwide sales for the month decreased 3.4%, or increased 1.9% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systewide Sales	
			As	Constant
Month ended October 31,	2014	2013	Reported	Currency
McDonald's Corporation	(0.5)	0.5	(3.4)	1.9
Major Segments:				
U.S.	(1.0)	0.2	0.1	0.1
Europe	(0.7)	0.8	(5.7)	1.9
APMEA	(4.2)	(2.8)	(5.3)	0.0
Year-To-Date October 31,				
McDonald's Corporation	(1.0)	0.3	(0.7)	1.5
Major Segments:				
U.S.	(2.1)	0.2	(1.1)	(1.1)
Europe	(0.4)	(0.2)	3.4	2.3
APMEA	(2.9)	(1.8)	(2.5)	1.5

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In October 2014, this calendar shift/trading day adjustment consisted of one less Tuesday and one more Friday compared with October 2013. The resulting adjustment varied by area of the world, ranging from approximately 0.7% to 1.2%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Pete Bensen, Chief Financial Officer, and Steve Easterbrook, Global Chief Brand Officer, will participate in the Morgan Stanley Global Consumer & Retail Conference at 8:00 a.m. (Eastern Time) on November 19, 2014. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release November 2014 sales on December 8, 2014.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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